Brenner & Associates, PLLC

1 Kensington Gate

Suite 106

Great Neck, New York 11021

Telephone: (917) 282-4272

nbrenneresq@gmail.com

October 24, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re: Cool Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 9, 2017

File Number 333-216023

Dear Mr. Spirgel:

On behalf of Cool Technologies, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated May 18, 2017, with reference to the Company’s registration statement on Form S-1/A (the “Registration Statement”) filed with the Commission on May 9, 2017.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Note Purchase Agreement and Notes, page 23

1. We note your responses to our prior comments 5 and 6 stating that Bellridge Capital, LP has converted the notes executed under the December 6, 2016 note purchase agreement. However, we also note that, on March 14, 2017, you entered into an additional note purchase agreement with Bellridge with the same terms. As a result, we reissue our prior comments 5 and 6 as they relate to the March 14, 2017 convertible promissory note held by Bellridge.

Response: The disclosure has been revised to disclose that the note issued to Bellridge on March 14, 2017 has been converted in full as of September 26, 2017 and an aggregate of 1,817,725 shares of common stock have been issued to Bellridge.

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Financial Statements

2. Please update your financial statements to include your results for the quarter ended March 31, 2017. Revise your registration statement where appropriate to discuss these results. Refer to Section 8.08 of Regulation S-X

Response: The Amendment has been revised to include the financial statements for the quarter ended June 30, 2017.

Exhibits

Exhibit 5.1 Opinion of Brenner & Associates, PLLC

3. Please have counsel revise its legal opinion to opine on the number of securities being registered as opposed to the aggregate offering price of such shares.

Response: The legal opinion has been revised to opine on the number of securities being registered.

4. We note counsel’s assumption that “(iii) upon the issuance of the Purchase Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under its Articles of Incorporation.” Please have counsel remove this inappropriate assumption regarding the authorization of the shares at the time of issuance. For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

Response: The referenced language has been deleted from the opinion.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Sincerely, Brenner & Associates, PLLC

	By:	/s/ Nancy Brenner
Nancy Brenner, Esq.

cc: Timothy Hassett

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